Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 21, 2022

Via EDGAR

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 7 to Draft Registration Statement on Form S-1

Submitted September 23, 2022

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 7 (“Amendment No. 7”) (also referred to as confidential submission no. 8) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 7 has been marked to show all changes made to amendment no. 6 (“Amendment No. 6”) (also referred to as confidential submission no. 7) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 6, as set forth in the Staff’s letter dated October 19, 2022. The responses follow each comment and, where applicable, include page references to Amendment No. 6 indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement Amendment No. 7 on Form S-1

Summary historical and pro forma combined financial and other data, page 20

1.

It appears the accumulated net parent investment balances as of July 1, 2022 and March 31, 2022, presented in your table on page 21, do not agree with the balances presented in your historical financial statements. Please revise your disclosure accordingly. This comment is also applicable to your table on page 79.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

November 21, 2022

Response: The Registrant has updated its disclosure of the accumulated net parent investment balances for September 30, 2022 and March 31, 2022 presented on pages 21 and 79, and confirmed that these align with the balances presented in the Registrant’s historical financial statements on page F-35.

Capitalization, page 75

2.

Although we note the redeemable preferred units are not included in total equity, it is not clear why this line item is included under Equity (deficit) and among other line items that are or will be included in permanent equity. Please clarify or revise.

Response: The Registrant has revised its disclosure to present the redeemable preferred units line item separately, above Equity (deficit) in the table presented on page 75.

Management’s discussion and analysis of financial condition and results of operations

Key factors affecting our performance, page 92

3.	We note your disclosure that the Company may be impacted by inflationary pressures. Please provide disclosure to identify actions planned or taken, if any, to mitigate said inflationary pressures.

Response: The Registrant has added disclosure on page 93 to identify actions taken to mitigate inflationary pressures.

Management’s discussion and analysis of financial condition and results of operations

Non-GAAP measures, page 96

4.

We note the adjustments for legal costs in your reconciliations of Non-GAAP net income and Adjusted EBITDA. Please disclose and discuss the specific facts and circumstances related to these costs and the reason why you believe eliminating them in your Non-GAAP financial measures is meaningful and appropriate.

Response: The Registrant’s legal costs that are presented in its reconciliations of Non-GAAP net income and Adjusted EBITDA are additional charges incurred in relation to the litigation with Array Technologies, Inc (“ATI”), as further described in Note 9 to the Combined Financial Statements on page F-29. The estimated net settlement and direct legal costs in aggregate are excluded from the Registrant’s Non-GAAP income. The Registrant carefully considered the guidance outlined in Regulation G and Item 10(e) of Regulation S-K and based on historical experience the Registrant does not believe that the settlement and associated charges are normal, recurring operating expenses indicative of its core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

November 21, 2022

compensation or to evaluate the effectiveness of its business strategies. Further, the Registrant believes that excluding these charges will provide financial measures that can assist investors and analysts in comparing our performance across reporting periods on a consistent basis.

5.

Please disclose how you determined the tax adjustments related to Non-GAAP net income, specifically address why the tax adjustment for FY 2022 appears to be significantly below the statutory tax rate applied to the related non-GAAP adjustments.

Response: The Registrant acknowledges that the tax benefit associated with a subsequent legal settlement was not correctly presented as GAAP to non-GAAP tax adjustment which resulted in the tax adjustment for fiscal year 2022 being significantly below the statutory tax rate applied to the related non-GAAP adjustments. Accordingly, the Registrant has revised the GAAP to non-GAAP reconciliation table on pages 23, 80 and 98 in Amendment No. 7.

Comparison of the three-month periods ended July 1, 2022 and July 2, 2021, page 98

6.	Please quantify how much of the increase in revenue was due to billings associated with higher freight and logistics costs.

Response: The Registrant respectfully advises the Staff that approximately $40 million of the increase in revenue for the three-months ended July 1, 2022, compared to the three-month period ended July 2, 2021 was due to increased billings associated with higher freight and logistics costs, with the remaining increase in revenue being as a result of a 3% increase in GW delivered.

The Registrant has supplemented its disclosures in Amendment No. 7 to quantify the main drivers of the increase in revenue for the six-months ended September 30, 2022.

Comparison of the fiscal years ended March 31, 2022, 2021, and 2020, page 99

7.	Please clarify or revise the following inconsistent disclosures related to selling, general and administrative expenses:

•	Selling, general and administrative expenses decreased as a percent of revenue to 5% over fiscal year 2022, from 5% over fiscal year 2021; and

•	The increase in selling, general and administrative expenses was primarily the result of a $3.6 million decrease in bad debt reserve charge recognized during

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

November 21, 2022

fiscal year 2022 compared to the prior year, coupled with $2.5 million decrease in amortization of intangible assets during the same period due to certain intangibles now being fully amortized.

Response: The Registrant acknowledges the Staff’s comment and has provided revisions on page 100 to clarify that selling, general and administrative expenses remained flat at approximately 5% for the fiscal year 2022 compared to fiscal year 2021 and on page 101 to add language that the increase in selling, general and administrative expenses was primarily the result of a $12.9 million charge incurred in relation to the Registrant’s litigation with ATI.

Critical accounting policies and significant management estimates

Product warranty, page 108

8.	Please quantify the impact that the changes in assumptions related to warranties had on operating results during each period.

Response: As part of the Registrant’s assessment of the estimated warranty reserve, the Registrant takes into account and evaluates various factors including, but not limited to, historical warranty claims, costs of tracker components and estimated component and tracker failure rates. During fiscal year 2022, as part of its quarterly reassessment of the estimated warranty reserve, the Registrant observed a decrease in failure rates for its first-generation components (primarily controllers and dampers), which initially had higher failure rates in prior years. Accordingly, the Registrant adjusted its warranty estimate to reflect the expectation of future failure rates for components under warranty. This adjustment led to a decrease in warranty expense for fiscal year 2022 compared to prior years, which resulted in a net $10.4 million benefit to the Registrant’s operating results versus what the impact would have been provided there were no changes in estimated failure rates. Similarly, the Registrant’s operating results during the three-month period ended July 1, 2022, resulted in a net $0.5 million benefit compared to what the impact would have been provided there were no changes in estimated failure rates. For all other periods presented, the adjustment of the estimated failure rates did not have a significant impact to the Registrant’s warranty reserve.

To the extent material, the Registrant has supplemented its disclosures in Amendment No. 7 to quantify the impact that the change in estimated failure rates had on its operating results for each period presented.

Combined Financial Statements

12. Subsequent events, page F-33

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

November 21, 2022

9.	In regard to the equity awards, please explain to us how you considered the transaction with TPG and the anticipated IPO price in determining the fair values of the awards.

Response: As part of its approach in determining the fair values of the awards, the Registrant’s common stock valuation report was prepared using the probability weighted-expected return method (“PWERM”). Under this method, the Registrant assessed discrete future outcomes including possible future IPO exit scenarios (as well as non-IPO exit scenarios), which were then weighted based on the estimated probability of each scenario. In determining the equity value under each scenario in the PWERM, the Registrant utilized the market approach under the guideline public company method, and generally applies representative revenue and EBITDA multiples from a peer group of companies in similar lines of business to the Registrant’s forecasted revenue and EBITDA. The resulting present value of the probability-adjusted future exit scenarios as of the grant date of the awards was reconciled to the implied equity value of the Registrant determined by the common stock equivalent method as indicated by the February 1, 2022 transaction with TPG Rise Flash, L.P. which occurred in close proximity to the April 6, 2022 valuation date.

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Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

November 21, 2022

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

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